Exhibit 107

Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Technology Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$0.00	0.01102%	$0.00

Fees Previously Paid	$5,449.56		$5,449.56

Total Transaction Valuation	$49,451,547

Total Fees Due for Filing			$0.00

Total Fees Previously Paid			$5,449.56

Total Fee Offsets			$0.00

Net Fee Due			$0.00